

January 24, 2012

Mr. William P. Stiritz
Chairman of the Board and Chief Executive Officer
Post Holdings, Inc.
800 Market Street, Suite 2900
St. Louis, MO 63101

> **Re:** **Post Holdings, Inc.**
> **Amendment No. 3 to Registration Statement on Form 10-12B**
> **Filed January 19, 2012**
> **Letter Dated January 20, 2012**
> **File No. 1-35305**

Dear Mr. Stiritz:

We have reviewed your filing and letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form 10-12B

General

Material U.S. Federal Income Tax Consequences of the Distribution, page 40

1.   We note that on January 20, 2012, Ralcorp announced that it received the referenced IRS private letter ruling regarding the distribution and related transactions. Please update the Form 10 accordingly, eliminating in that regard any ambiguity regarding the potential receipt of the letter and suggestions that the disclosure is "for general information purposes only."

Corporate Governance and Management – Our Directors and Executive Officers, page 90

2.	You have provided new biographical sketches. Please revise to eliminate gaps or ambiguities with regard to time for each individual listed, clarifying the date of retirement or the month and year when each position within the past five years began and ended.

Security Ownership of Certain Beneficial Owners and Management, page 103

3.	You added several new entities as holders. For each listed holder that is not a natural person, please include tabular entries and corresponding footnotes to identify those natural persons who beneficially hold the listed securities. See Exchange Act Rule 13d-3.

Certain Relationships and Related Party Transactions, page 104

4.	Please enhance your disclosure about the conflict of interest policy to ensure that you provide all the information that Item 404 of Regulation S-K, including 404(b)(1)(ii) and (b)(1)(iv) requires. Also, if the use of D&O questionnaires and the Audit Committee's role is defined or will be defined in writing, please make that clear in your filing.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Norman von Holtzendorff at (202) 551-3237 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director